SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                  under the Securities Exchange Act of 1934
                             (Amendment No. 12)

                      Southern Pacific Rail Corporation
                              (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                       (Title of class of securities)

                                 843584 10 3
                                (CUSIP number)

                          Richard J. Ressler, Esq.
                          Assistant General Counsel
                          Union Pacific Corporation
                   Martin Tower, Eighth and Eaton Avenues
                       Bethlehem, Pennsylvania  18018
                               (610) 861-3200
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                               with a copy to:

                            Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York  10022
                          Telephone: (212)735-3000


               This Amendment No. 12 amends and supplements the
          Schedule 13D relating to the beneficial ownership by UP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Union Pacific Railroad Company, a Utah corporation ("UPRR") and an indirect wholly owned subsidiary of Union Pacific Corporation, a Utah corporation ("Parent"), UPRR and Parent of shares of Common Stock, par value $.001 per share (the "Shares"), of Southern Pacific Rail Corporation, a Delaware corporation (the "Company").

               Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Tender Offer Statement on
          Schedule 14D-1 filed with the Securities and Exchange Commission by Purchaser, UPRR and Parent or in the Offer to Purchase referred to therein.

          ITEM 4.   PURPOSE OF TRANSACTION.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                    THE ISSUER.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               The information set forth in Items 4, 6 and 7 of the Schedule 13D is hereby amended and supplemented by the following information:

               On February 1, 1996, Parent issued a press release which is attached hereto as Exhibit (g)(6) and incorporated herein by reference.


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  February 2, 1996 UNION PACIFIC CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  February 2, 1996 UP ACQUISITION CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Vice President and
                                                Assistant Secretary


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  February 2, 1996 UNION PACIFIC RAILROAD COMPANY

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                 EXHIBIT INDEX

          (g)(6) Text of press release issued by Parent on February 1, 1996.


          FOR IMMEDIATE RELEASE

                    Union Pacific and Southern Pacific have reached agreement with Illinois Central Railroad on a variety of marketing and operational issues associated with the pending UP/SP merger.

                    "This agreement will mean more efficient operations for both railroads, especially through some key gateways," said UP Corporation President Dick
          Davidson.

                    Illinois Central President E. Hunter Harrison added, "This agreement assures efficient routing options will continue to be available post-merger for all shippers. We have excellent working relationships with both the UP and the SP and are confident that will continue following their merger."

                    In the marketing area, the agreement is
          designed to take advantage of mutually beneficial interline routes and business opportunities. For example, the agreement contemplates cooperative efforts in marketing forest products, coal, chemicals, and carload business.

                    In the operating area, the agreement focuses principally on issues designed to ensure efficient operation after merger. It covers interchange of traffic between the two railroads in the Chicago area, rebuilding of certain facilities in the New Orleans area, and the resolution of the impact of the merger on certain trackage rights. For example, IC will be sold SP's interest in a line between Church and Valley Junction in Illinois and the New UP/SP system will retain trackage rights on that line. In the Chicago area, the agreement specifies how operations will be conducted after merger on the Illinois Central track between Chicago and Joliet.

                    The accord also resolves IC's role in UP/SP's pending merger approval case before the Surface Transportation Board (STB). IC agrees not to oppose UP/SP's application. UP/SP agrees to negotiate first with IC if additional competition beyond the Burlington Northern Santa Fe (BNSF) agreement is imposed by the STB and UP still decides to go ahead with the merger.

                    Davidson said, "UP's and SP's existing
          agreement with BNSF would be imposed as a condition to the merger, and it fully addresses all competitive issues."

                    Harrison noted, "UP and SP have demonstrated their good-faith and proactive efforts to address upfront the anticompetitive elements of their proposed merger.
          If the STB decides UP's agreement with BNSF is sufficient to protect the public interest, this element of our agreement will not be triggered."

                    The agreement is contingent upon approval of the proposed Union Pacific-Southern Pacific merger. In all, more than 1,500 customers and government agencies have supported the proposed combination. A merger application was filed November 30, 1995. A decision is expected from the Surface Transportation Board, the successor of the Interstate Commerce Commission, by mid-summer.